Robert G. Reedy Partner {713} 226-6674 Phone {713} 226-6274 Fax rreedy@porterhedges.com	RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 Telephone {713} 226-6000 Telecopier {713} 228-1331 porterhedges.com
May 1, 2007
009491/0002
Via Federal Express
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela Long
Mr. Edward M. Kelly, Esq.
Mr. Dale A. Welcome
Ms. Anne M. McConnell

Re:	Synthesis Energy Systems, Inc.
Registration Statement on Form SB-2 filed January 31, 2007
File No. 333-139402
     Ladies and Gentlemen:
          This letter is in response to your letter dated April 20, 2007, to Synthesis Energy Systems, Inc., a Delaware corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement on Form SB-2 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in your letter, and, when appropriate, I have indicated the location of the requested revision in the copies of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), as filed with the Commission today. We are also sending to the Staff, by Federal Express, four (4) copies of Amendment No. 2 marked to show changes from the initial filing.
Pre-Effective Amendment to Form SB-2 filed March 30, 2007
Prospectus Front Cover Page
1. In response to your comment, the Company has narrowed the range within which the shares of common stock may be sold to a minimum of $5.75 and a maximum of $7.75.

U.S. Securities & Exchange Commission
May 1, 2007

Forward Looking Statements, page 14
2. In response to your comment, the Company has removed the statements noted in your comment.
Current Projects, page 22
3. In response to your comment, the Company confirms that no such agreements have been entered into in connection with the memorandum of understanding with Golden Concord Holdings Ltd. The Company will file any such agreements as exhibits to the Registration Statement if they are executed before the Registration Statement’s effectiveness and will file any such agreements as exhibits during the reporting period covered by a Form 10-QSB or Form 10-KSB if they are executed after the Registration Statement’s effectiveness.
Selling Stockholders, page 29
4. In response to your comment, the Company has revised the footnotes to the Selling Stockholder table with respect to ATC Trustees.
Consolidated Statement of Stockholders’ Equity, page F-5
5. In response to your comment, the Company has determined that an error was made in the table by showing 100,000 shares outstanding at inception instead of 100,000,000. The Company has revised the table to reflect correct this error in Amendment No. 2.
Note 1 – Summary of Significant Accounting Policies, (a) Organization and description of business, page F-7
6. In response to your comment, the Company has revised Note 1 to reflect that the two founders of Synthesis Florida owned, prior to the restructuring, all of the outstanding interests in each of the entities involved in the transaction, and therefore, the entities were in fact under common control as such term is defined by EITF Issue No. 02-5.
Note 2 – Accounting for Stock-Based Compensation, page F-28
7. In response to your comment, the Company has revised the table to include the amounts representing total stock-based employee compensation expenses determined under the fair value-based method for all awards required by paragraph 84(c) of SFAS 123(R) in the prior period pro forma presentation.
Note 3 – Intangible Asset, page F-30
8. In response to your comment, the Company notes that it considered the guidance in Appendix F to SFAS 142 in order to determine the fair value to record for the shares of stock given to GTI in exchange for the license agreement. Appendix F to SFAS 142 defines fair value

U.S. Securities & Exchange Commission
May 1, 2007

as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”
Under this buyer-seller standard, fair market value reflects the consensus opinion among all the buyers and sellers constituting the market for a property as to its worth, rather than the opinion of any individual investor.
The Company considered the price at which it sold stock in its August 2006 private placement offering and the price of the Company’s stock on the Pink Sheets in connection with determining the value of the restricted shares issued in exchange for the GTI license. After this consideration, the Company felt that the price that the Company’s stock was trading on the Pink Sheets more closely fit the above noted definition of fair value under Appendix F to SFAS 142. Due to the thinly traded nature of the Company’s stock, the Company elected to use an average of actual trading days of the Company’s stock (5 actual trading days before and 5 actual trading days after the grant date). This is the same measure used by the Company to determine the fair value of its stock options.
Note 7 – Subsequent Events, page F-31
9. In response to your comment, the Company has evaluated the contingency pursuant to SFAS No. 5 using the following analysis. The Company believes that these stockholders should be precluded from obtaining similar relief in the future given their decision to not accept the repurchase offer. In addition, statute of limitations defenses may be available to the Company in the event any such stockholder attempts to pursue a claim for repurchase of their shares. More importantly, even if such a claim was determined to be appropriate, the Company believes that such stockholders would receive less than the current market price for the Company’s common stock. The private placements were completed at prices of $2.50 and $5.50, and the Company’s stock has traded as high as $8.00 since the closing of the private placements. Based on these factors, the Company believes that the possibility of a loss in this circumstance is remote under SFAS No. 5. The Company has revised the “Subsequent Events – Tamborine Merger Related Repurchase Offer” footnotes on page F-19 and F-33 of the Registration Statement to include the determination of the possibility of a loss under SFAS No. 5.
Exhibit 10.16
10. In response to your comment, the Company notes that the parties to this contract signed a form agreement prepared in China and inadvertently failed to delete a provision in the form contract referring to attachments, when in fact there were no attachments to the contract. Since there are no actual attachments, the Company does not believe refiling the contract is required.
Other
11. The Company notes your comment regarding filing a marked or redlined version of changed materials a pre-effective amendment to the Registration Statement. The Company has complied with this requirement with regards to this filing and will do so with regards to its future filings.

U.S. Securities & Exchange Commission
May 1, 2007

          This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior officers of the Company. Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.

Sincerely yours,

/s/ Robert G. Reedy

Robert G. Reedy
RGR
Enclosures
cc:      Mr. Timothy E. Vail